Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Edge Therapeutics, Inc.:

We consent to the use of our report dated March 1, 2018, with respect to the balance sheets of Edge Therapeutics, Inc. as of December 31, 2017 and 2016, and the related statements of operations and comprehensive loss, convertible preferred stock and change in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively, the financial statements), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey
January 25, 2019